
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2010

Kimberly J. Popovits, CEO
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, CA 94063

> **Re: Genomic Health, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 000-51541**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2010**
> **File No. 000-51541**

Dear Ms. Popovits:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

General, page 50

1. We note your response to our previous comment one. However, considering the significant percentage of product revenues you recognize upon cash collection, disclosure of amounts billed but not recognized for tests where services have been

Kimberly J. Popovits
Genomic Health, Inc.
September 30, 2010
Page 2

performed and results have been delivered is an important element that would enhance an investors' understanding of your business, potential future revenues and performance. Accordingly, please provide us with current disclosure and confirm in future filings you will expand your disclosures to include such amounts.

You may contact Blaise Rhodes, the accounting examiner for this filing, at (202) 551-3774 or Raj Rajan, Senior Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or John Reynolds, Assistant Director, at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: G. Bradley Cole, CFO
        Fax: (650) 556-1132